UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ______________)*


                                Axcan Pharma Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    054923107
                                 (CUSIP Number)


                                  June 28, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98159L10
--------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Claude Sauriol

-------------- -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)

               (a)  [ ]
               (b)  [ ]

-------------- -----------------------------------------------------------------
     3.        SEC USE ONLY

-------------- -----------------------------------------------------------------
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION       Canada
-------------- -----------------------------------------------------------------
                         5.   SOLE VOTING POWER           3,500

   NUMBER OF             -------------------------------------------------------
                         6.   SHARED VOTING POWER         2,447,060
    SHARES

 BENEFICIALLY            -------------------------------------------------------
                         7.   SOLE DISPOSITIVE POWER      3,500
   OWNED BY

EACH REPORTING           -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER    2,447,060
 PERSON WITH

------------------------ -------------------------------------------------------
     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               EACH REPORTING PERSON                      2,450,560
-------------- -----------------------------------------------------------------
     10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

-------------- -----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT
               IN ROW (9)                                 6.5%

-------------- -----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON
               (SEE INSTRUCTIONS)                         IN

-------------- -----------------------------------------------------------------

CUSIP No.  98159L10
--------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Jean Sauriol

-------------- -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)

               (a)  [ ]
               (b)  [ ]

-------------- -----------------------------------------------------------------
     3.        SEC USE ONLY

-------------- -----------------------------------------------------------------
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION       Canada
-------------- -----------------------------------------------------------------
                         5.   SOLE VOTING POWER           6,100

   NUMBER OF             -------------------------------------------------------
                         6.   SHARED VOTING POWER         2,447,060
    SHARES

 BENEFICIALLY            -------------------------------------------------------
                         7.   SOLE DISPOSITIVE POWER      6,100
   OWNED BY

EACH REPORTING           -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER    2,447,060
 PERSON WITH

------------------------ -------------------------------------------------------
     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               EACH REPORTING PERSON                      2,453,160
-------------- -----------------------------------------------------------------
     10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

-------------- -----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT
               IN ROW (9)                                 6.5%

-------------- -----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON
               (SEE INSTRUCTIONS)                         IN

-------------- -----------------------------------------------------------------

CUSIP No.  98159L10
--------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Placement Jen-Clo Inc.

-------------- -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)

               (a)    [ ]
               (b)    [ ]
-------------- -----------------------------------------------------------------
     3.        SEC USE ONLY

-------------- -----------------------------------------------------------------
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION          Canada

-------------- -----------------------------------------------------------------
                         5.   SOLE VOTING POWER              0

   NUMBER OF
                         -------------------------------------------------------
    SHARES               6.   SHARED VOTING POWER            2,447,060

 BENEFICIALLY
                         -------------------------------------------------------
   OWNED BY              7.   SOLE DISPOSITIVE POWER         0

EACH REPPORTING
                         -------------------------------------------------------
 PERSON WITH             8.   SHARED DISPOSITIVE POWER       2,447,060


------------------------ -------------------------------------------------------
     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               EACH REPORTING PERSON                         2,447,060
-------------- -----------------------------------------------------------------
     10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]

-------------- -----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
               ROW (9)                                       6.5%

-------------- -----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON (SEE
               INSTRUCTIONS)                                CO

-------------- -----------------------------------------------------------------

Item 1.

               (a)   Name of Issuer:

                     Axcan Pharma Inc.

               (b)   Address of Issuer's Principal Executive Offices:

                     597, Blvd. Laurier
                     Mont-Saint-Hilaire, Quebec J3H 6C4
                     Canada

Item 2.

               (a)   Name of Person Filing:

                     Claude Sauriol

               (b)   Address of Principal Business Office or, if none,
                     Residence:

                     568, Terrasse Cyr
                     Laval, Quebec H7X 2H8
                     Canada

               (c)   Citizenship:

                     Canada

               (d)   Title of Class of Securities:

                     Common Stock

               (e)   CUSIP Number:

                     054923107


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)  [ ]   Broker or dealer  registered  under  section 15 of
                          the Act (15 U.S.C. 78o).

               (b)  [ ]   Bank as defined in section  3(a)(6) of the Act (15
                          U.S.C. 78c).

               (c)  [ ]   Insurance  company as defined in section  3(a)(19)
                          of the Act (15 U.S.C. 78c).

               (d)  [ ]   Investment  company  registered under section 8 of
                          the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ]   An  investment   adviser  in   accordance   with
                          Rule13d-1(b)(1)(ii)(E);

               (f)  [ ]   An  employee  benefit  plan or  endowment  fund in
                          accordance with Rule13d-1(b)(1)(ii)(F);

               (g)  [ ]   A parent  holding  company  or  control  person in
                          accordance with Rule13d-1(b)(1)(ii)(G);

               (h)  [ ]   A savings  associations as defined in Section 3(b)
                          of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [ ]   A church plan that is excluded from the definition
                          of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                            Not applicable.


Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)   Amount beneficially owned:     2,456,660*

               (b)   Percent of class:     6.5%

               (c)   Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote    9,600*

                   (ii)  Shared power to vote or to direct the vote: 2,447,060*

                   (iii) Sole power to dispose or to direct the
                         disposition of                              9,600*

                   (iv)  Shared power to dispose or to direct the
                         disposition of                              2,447,060*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

               * Placement Jen-Clo Inc. is wholly owned by Jean Sauriol and
                 Claude Sauriol. Placement Jen-Clo Inc. beneficially owns 2,447,060 shares. Claude Sauriol owns 3,500 shares individually, and Jean Sauriol owns 6,100 shares individually. Under Rule 13d-3, Claude Sauriol and Jean Sauriol are deemed to be the beneficial owners of the shares owned by Placement Jen-Clo Inc.


Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Instruction:  Dissolution of a group requires a response to this item.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

             Not applicable.

Item 10.       Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                         [SIGNATURES ON FOLLOWING PAGE]

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 September 23, 2001
                                              ------------------------
                                                        Date

                                         PLACEMENT JEN-CLO INC.

                                         By: /s/ Claude Sauriol
                                         Name:  Claude Sauriol
                                         Title: President


                                                 September 23, 2001
                                              -------------------------
                                                        Date

                                         /s/ Jean Sauriol
                                         ------------------------------
                                         Jean Sauriol


                                                 September 23, 2001
                                              -------------------------
                                                        Date

                                         /s/ Claude Sauriol
                                         ------------------------------
                                         Claude Sauriol